Filed by Abbott Laboratories

(Commission File No. 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: St. Jude Medical, Inc.

(Commission File No. 1-12441)

Fact Sheet

Abbott’s Acquisition of St. Jude Medical at a Glance

TODAY’S ANNOUNCEMENT

Abbott (NYSE: ABT) has agreed to acquire St. Jude Medical, Inc. (NYSE: STJ), the Minnesota-based medical device company, creating a premier medical device leader with top positions in high-growth markets. The combined business will have an industry-leading pipeline expected to deliver a steady stream of new medical device products across cardiovascular, diabetes, vision and neuromodulation (chronic pain).

FINANCIAL

•                  St. Jude Medical shareholders will receive $46.75 in cash and 0.8708 shares of Abbott common stock, representing total consideration of approximately $85 per share

•                  At an Abbott stock price of $43.93(1), this represents a total transaction equity value of $25 billion

•                  Expected to be accretive to Abbott’s adjusted EPS in the first full year after closing, with approximately 21 cents of accretion in 2017 and 29 cents in 2018(2)

•                  Anticipated to result in annual pre-tax synergies of $500 million by 2020, including both sales and operational benefits

•                  St. Jude’s net debt, currently $5.7 billion, will be assumed or refinanced by Abbott

•                  The acquisition is expected to close in Q4 2016, subject to customary regulatory approvals

ST. JUDE MEDICAL

•                  Leader in cardiac and neuromodulation medical devices with annual sales of $5.9 billion(3)

•                  Headquartered in St. Paul, Minn., with 18,000 employees worldwide

•                  Develops innovative, cost-effective medical technologies focused on heart failure,  atrial fibrillation, cardiovascular diseases, traditional cardiac rhythm management and chronic pain and movement disorders

•                  Strong product pipeline, including the launches of EnSite Precision™, a next-generation cardiac mapping system; MultiPoint™ Pacing technology, a state-of-the-art cardiac resynchronization technology; Proclaim™ Elite and Prodigy™ Chronic Pain System, advanced devices to treat chronic pain

ABBOTT’S MEDICAL DEVICE BUSINESS

•                  Annual revenue of $5 billion with vascular comprising $2.8 billion in 2015

•                  Global leadership in cardiovascular devices, diabetes and vision; No. 1 in coronary and carotid stents, guide wires and LASIK technologies

•                  Broad portfolio of cardiovascular products to treat people with coronary artery disease, mitral regurgitation and peripheral artery disease

•                  Innovative products include AbsorbTM, the world’s first bioresorbable stent; MitraClip®, the only minimally invasive mitral valve repair device available in the U.S.; and FreeStyle® Libre, a sensor-based glucose monitoring system for people with diabetes

Important Additional Information

In connection with the proposed transaction, Abbott intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus will be sent to St. Jude Medical’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 6100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945.

The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

Participants in the Solicitation

St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Private Securities Litigation Reform Act of 1995

Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical’s operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical’s business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,’’ in each of Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Jan. 2, 2016, respectively, and are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

(1)Based on Abbott’s 5-day volume weighted average share price of $43.93 as of April 26, 2016

(2)Adjusted earnings per share excludes specified items such as amortization of acquired intangibles, inventory step-up, restructuring costs and other costs incurred to execute the transaction. Adjusted EPS is a non-GAAP financial measure and should not be considered a replacement for GAAP results.

(3)2015 Pro Forma; includes full year revenue for Thoratec of $517 million (acquired in October 2015).